[redacted]

08029234

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Chicago Advisors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Otis Road
(No. and Street)

Barrington (City) IL (State) 60010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven E. Knoop - President (847) 277-1718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marvin M. Siegel CPA P.C.
(Name – *if individual, state last, first, middle name*)

3330 Old Glenview Rd. (Address) Wilmette (City) IL (State) 60091 (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven E Knoop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Chicago Advisors, Inc., as of February 20, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

OFFICIAL SEAL
LINDA SUMMERVILLE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES 08/04/09

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Chicago Advisors, Inc.
Statement of Financial Condition -Balance Sheet
As of December 31, 2007

ASSETS

Current Assets		
Cash in Checking		
Harris Bank	$ 3,265.11	
UBS Money Market	42,989.67	
Total Cash		$46,254.78
Accounts Receivable		28,168.33
Total Current Assets		$74,423.33
Fixed Assets		
Computer	3,886.74	
Acc Depr – Computer	(3,886.74)	
Equipment	2,466.57	
Acc Depr – Equipment	(2,466.57)	
Total Fixed Assets		-
TOTAL ASSETS		$74,423.33

LIABILITIES & EQUITY

Current Liabilities		
Accrued Expenses	$ 2,865.46	
Accrued Payroll Taxes	16,408.00	
Accrued SEP Contribution	17,000.00	
TOTAL CURRENT LIABILITIES		$36,273.46
TOTAL LIABILITIES		$36,273.46
EQUITY		
Common Stock	$ 1,000.00	
Retained Earnings	37,149.87	
TOTAL EQUITY		$38,149.87
TOTAL LIABILITIES AND EQUITY		$74,423.33

See Accountants Audit Report

First Chicago Advisors, Inc.
Report on Examination
For the Twelve Months Ended
December 31, 2007

MARVIN M. SIEGEL
CERTIFIED PUBLIC ACCOUNTANTS PC
3330 OLD GLENVIEW ROAD #7
WILMETTE, IL 60091
PHONE (847) 256-8355

To the Board of Directors and Stockholders of First Chicago Advisors, Inc.

We have audited the accompanying Statement of Financial Condition (Balance Sheet) of First Chicago Advisors, Inc. as of December 31, 2007, the related Statement of Income, Statement of Changes in Financial Condition and Statement of Changes in Stockholders' Equity for the management of First Chicago Advisors, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position of First Chicago Advisors, Inc. as of December 31, 2007 and the results of operations for the year ended in conformity with generally accepted accounting principles.

Respectfully submitted,

Marvin M. Siegel, CPA PC
Certified Public Accountants

February 25, 2008

First Chicago Advisors, Inc.
Balance Sheet
As of December 31, 2007

ASSETS

Current Assets		
Cash in Checking		
Harris Bank	$ 3,265.11	
UBS Money Market	42,989.67	
Total Cash		$46,254.78
Accounts Receivable		28,168.33
Total Current Assets		$74,423.33
Fixed Assets		
Computer	3,886.74	
Acc Depr – Computer	(3,886.74)	
Equipment	2,466.57	
Acc Depr – Equipment	(2,466.57)	
Total Fixed Assets		-
TOTAL ASSETS		$74,423.33

LIABILITIES & EQUITY

Current Liabilities		
Accrued Expenses	$ 2,865.46	
Accrued Payroll Taxes	16,408.00	
Accrued SEP Contribution	17,000.00	
TOTAL CURRENT LIABILITIES		$36,273.46
TOTAL LIABILITIES		$36,273.46
EQUITY		
Common Stock	$ 1,000.00	
Retained Earnings	37,149.87	
TOTAL EQUITY		$38,149.87
TOTAL LIABILITIES AND EQUITY		$74,423.33

First Chicago Advisors, Inc.
Statement of Income
As of December 31, 2007

<u>INCOME</u>		
Revenue		$215,942.90
<u>EXPENSES</u>		
Advertising and Marketing	$ 4,945.94	
Auto Expenses	7,084.97	
Bank Charges	150.01	
Contributions	2,500.00	
Continuing Education	75.00	
Dues & Subscriptions	1,184.55	
Filing Fees	6,094.46	
Group Insurance	14,218.38	
Fidelity Bond Insurance	368.00	
Legal & Professional	4,762.65	
Meals & Entertainment	6,218.95	
Miscellaneous	32.69	
Office Supplies	3,258.54	
Officer Salary	50,000.00	
Other Salaries	18,000.00	
Payroll Tax Expense	6,211.00	
Pension Expense	17,000.00	
Postage	422.33	
Printing Expense	719.00	
Rent	11,700.00	
Telephone	5,966.94	
Travel	14,345.77	
Utilities	997.02	
Total Expenses		<u>$176,256.20</u>
Net Operating Income		$ 39,686.76
Interest Income	3,369.59	
Total Other Income		3,369.59
Other Expense – IL Taxes	4,579.00	
Total Other Expense		(4,579.00)
Net Profit for the Period		<u>$ 38,477.29</u>

<u>See Accountants Audit Report</u>

First Chicago Advisors, Inc.
Statement of Changes in Financial Condition
Year Ended December 31, 2007

Sources of Cash Flow		
Income Year Ended December 31, 2007		$38,477.29
Uses of Cash Flow		
Distributions to Shareholder	$171,694.48	
Decrease in Accrued Expense	26,232.54	
Increase in Accounts Receivable	28,165.55	
TOTAL USES OF CASH FLOW		226,085.57
Net Decrease in Cash Flow		187,608.26
Beginning Cash January 1, 2007		233,863.06
Ending Cash December 31, 2007		$ 46,254.78

See Accountants Audit Report

First Chicago Advisors, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2007

Retained Earnings January 1, 2007	$170,367.06
Profit Year End December 31, 2007	38,477.29
Distributions Year Ended December 31, 2007	(171,694.48)
Retained Earnings December 31, 2007	$37,149.87

See Accountants Audit Report

First Chicago Advisors, Inc.
Reconciliation of Unaudited to Audit Statements of Financial Condition
Year Ended December 31, 2007

For the year ended December 31, 2007 there is no reconciliation needed between the audited and unaudited Statements of Financial Condition.

<u>See Accountants Audit Report</u>

First Chicago Advisors, Inc.
32 Otis Road
Barrington, IL 60010

CRD # 143137

Net Capital Contribution as of December 31, 2007

Cash	$ 3,265.11
Money Market Investments	$ 42,989.67
Total Assets	$ 74,423.33
Less: Total Liabilities	$ 5,163.46
Net Worth	$ 69,259.87
Less Non- Allowable Assets:	
All Receivables	$ 28,168.55
Computer	$ -
Equipment	$ -
Software	$ -
Tentative Net Capital	$ 41,091.32
Less: Haircuts	
Money Market Account (2.0%)	$ 859.79
Net Capital	$ 40,231.53
Min. Net Capital Requirment	$ 5,000.00
Excess Net Capital	$ 35,231.53
Aggregate Indebtedness	$ 5,163.46 x
AI/Net Capital	0.128
Excess at AI/NC =8 (First year requirement)	$ 34,586.09

FINRA

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: FIRST CHICAGO ADVISORS, INC.

Address: 32 OTIS ROAD
BARRINGTON, IL 60010

Telephone: (847) 277-1718

SEC Registration Number: 8-67528

FINRA Registration Number: CRD # 143137

(ii) Accounting Firm

Name: MARVIN M. SIEGEL, CPA, P.C.

Address: 3330 OLD Glenview Road
Suite #7
Wilmette, IL 60091

Telephone: (847) 256-8355

Accountant's State Registration Number: 060005518

(iii) Audit date covered by the Agreement:

December	31	2007
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(X) is for the annual audit only for the fiscal year ending 2007*

( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: STEVEN E. KNOOP

(By Firm's FINOP or President)

Title: PRESIDENT Date: 2/20/08

END